UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2013

Commission File Number: 001-14946

CEMEX, S.A.B. de C.V.
(Translation of Registrant's name into English)

Avenida Ricardo Margáin Zozaya #325, Colonia Valle del Campestre
                  Garza García, Nuevo León, México 66265
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X        Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Contents

MONTERREY, MEXICO, March 6, 2013 – CEMEX, S.A.B. DE C.V. (NYSE: CX) informed the Mexican Stock Exchange (Bolsa Mexicana de Valores) that as of today, the Board of Directors’ Report, the Board of Directors’ Opinion to the Chief Executive Officer’s Report, the Audit Committee’s Report, the Corporate Practices Committee’s Report, the Accounting Policies and Guideline’s Report, the Report on the Revision of the Fiscal Situation, the Allocation of Profits Project and the Capital Increase Proposal, which are subject to approval at CEMEX, S.A.B. de C.V.’s Ordinary General Shareholders Meeting to be held on March 21, 2013, will be available to shareholders.

These documents can be viewed on CEMEX’s website at the following link: (http://www.cemex.com/InvestorCenter/ShareholdersMeeting.aspx).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A.B. de C.V.
(Registrant)

Date:	March 6, 2013	By:	/s/ Rafael Garza
Name: Rafael Garza
Title: Chief Comptroller